SCHEDULE IX

BLANTYRE MULANJE III GP LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Name and Description of Principal Business of Employer	Citizenship
Matt Auriemma	c/o HighWater Limited Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road, P.O. Box 30599, George Town Grand Cayman KY1-1203 Cayman Islands	Director	HighWater Limited; Corporate Governance Services Company	United States
Heloisa Chaney[1]	c/o Blantyre Capital Limited 2nd Floor East, Carrington House 123-130 Regent Street London SW1Y 6LX United Kingdom	Director	Blantyre Capital U.S. LLC; Subsidiary of Blantyre Capital Limited	United States
Russell Burt	Marbury Fund Services (Cayman) Limited 3rd Floor, Fidelity Financial Centre West Bay Road, PO Box 2427 Grand Cayman, KY1-1105 Cayman Islands	Director	Marbury Fund Services; Fiduciary Services Company	British

[1] Ms. Chaney is an employee of Blantyre Capital U.S. LLC, a subsidiary of Blantyre Capital Limited. She serves as the Chief Operating Officer of Blantyre Capital Limited.